EXHIBIT 15

Chunghwa Telecom

March 12, 2012

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of Feb 2012

1)               Sales volume (NT$ Thousand)

Period	Items	2012	2011	Changes	%

Feb	Invoice amount	17,182,190	16,907,993	(+)274,197	(+)1.62%

Jan-Feb	Invoice amount	35,428,460	29,034,366	(+)6,394,094	(+)20.02%

Feb	Net sales	15,502,317	16,035,621	(-)533,304	(-)3.33%

Jan-Feb	Net sales	32,327,324	32,241,218	(+)86,106	(+)0.27%

b                Trading purpose : None